

December 2, 2010

Raj Mehra
Executive Vice President and Chief Financial Officer
Middleburg Financial Corporation
111 West Washington Street
Middleburg, Virginia 20117

> **Re: Middleburg Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 0-24159**

Dear Mr. Mehra:

We have reviewed your supplemental response filed on September 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Financial Statements (Unaudited)

Consolidated Statements of Changes in Shareholders' Equity (Unaudited), page 5

1.   We note your response to prior comment eight of our letter dated August 6, 2010 and your draft Consolidated Statements of Changes in Shareholders' Equity as of June 30, 2010. In addition, we note your Consolidated Statements of Changes in Shareholders' Equity as of September 30, 2010 on page 5 and that it is different from the disclosure included in your response. Please provide us with the specific guidance you relied upon in your determination to revise the disclosure such as ASC 810-10-50 or any other authoritative guidance. In addition, please tell us how you determined the changes to the presentation noted since your last response, including any new transactions which may have impacted the presentation or changes to how management interpreted the authoritative guidance in this area and the reasons why, etc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 10. Fair Value Measurements, page 20

2.   We note your response to prior comment 14 of our letter dated August 6, 2010 that you will include similar disclosures regarding your available-for-sale securities and other financial instruments to those provided in Note 16 of your Form 10-K for fiscal year ended December 31, 2009 in interim filings. In addition, we note your valuation technique disclosure on page 21 for your available-for-sale securities was similar to your disclosure presented in your March 31, 2010 Form 10-Q and we were unable to locate your valuation technique(s) disclosure for your financial instruments. Please confirm that you will include the required valuation technique(s) disclosures under ASC 820-10-50-2 and ASC 825-10-5-10 in your Form 10-K for the fiscal year ended December 31, 2010 and in your fiscal year 2011 interim filings.

Impaired Loans, page 23

3.   We note your response to prior comment 15 of our letter dated August 6, 2010 that you obtain an update appraisal on non-performing loans when circumstances warrant. In addition, we note your disclosure on page 23 that for collateral dependent impaired loans you determine whether or not the recorded values are appropriate given current market conditions on a case-by-case basis. Given the concentration in your loan portfolio on real estate loans and increase in your collateral-dependent impaired loans measured at fair value on a nonrecurring basis from $10.55 million at December 31, 2009 to $12.73

million at September 30, 2010, please tell us and revise future filings to address the following:

- In more detail, the procedures you perform to monitor the value of collateral dependent impaired loans between the receipt of an original appraisal and the updated appraisal. In addition, the information you consider in your determination not to order an updated appraisal.

- The circumstances that would warrant a re-appraisal for non-performing loans and if an updated appraisal is not ordered your process and procedures for estimating the fair value of the collateral for these loans.

- Your definition of a "useable" appraisal for real estate-secured loans;

- Discuss if you make adjustments to an appraisal other than the 10% discount for selling costs and the evidence you rely on to calculate the valuation adjustments;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Intangibles and Goodwill, page 31

4.   We note your disclosure on page 32 that you performed an interim goodwill impairment as of September 30, 2010. In addition, we note from your segment disclosures that the majority of the goodwill is allocated to the wealth management segment and this segment continued to record net losses for the nine months ended September 30, 2010 and the past two fiscal years. Please tell us and include in future filings the following additional information regarding your goodwill impairment test performed:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Identify your reporting units and the amount of goodwill allocated to each;
- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Condition

Nonperforming Assets, page 34

5.   We note your disclosure on page 34 that your allowance for loan losses to non-performing loans has continued to decline from 125% at December 31, 2008 to 79% at December 31, 2009 and 52% at September 30, 2010. In addition, we note your response to prior comment 18 of our letter dated August 6, 2010 and that you will provide additional information linking the relationship between your level of non-performing loans and your allowance balance. We were unable to locate this disclosure in your filing at September 30, 2010. Please confirm that in future filings beginning with your Form 10-K for the fiscal year ended December 31, 2010 you will include disclosures to bridge the gap between the significant changes in your recent credit experience with changes in your allowance for loan losses. In addition, please provide us a draft of this disclosure as of September 30, 2010.

Allocation of Allowance for Loan Losses, page 35

6.   We note your allowance for loan losses disclosures on page 35 and that the percent of loans in each category of total loans in the allocation of allowance does not agree to the similar disclosure on page 14. Please revise future filings to present consistent loan categories in your allocation for loan losses and allowance for loan losses rollforward as your loan portfolio table.

Non-performing Loans, page 35

7.   We note your disclosure on page 36 that there were two commercial real estate relationships placed on non-accrual during the third quarter and the most current appraisal was in 2007. In addition, we note both loans are supported by underlying collateral including real estate. Please tell us and revise future filings to disclose how you determined the specific reserve for these loans given there was not a current appraisal for the underlying collateral. In addition, please tell us how your valuation for these loans relates to your appraisal policy disclosed on page 23.

Form 8-K filed on October 28, 2010

Exhibit 99.1

Selected Financial Data by Quarter

8.   We note your response to prior comment one of our letter dated August 6, 2010 and the proposed footnote reference to be used in future disclosures. In addition, we note your disclosure of tangible book value, a non-GAAP financial measure, in your press releases for the second and third quarter of 2010. Please confirm in all future filings and exhibits furnished you will include the proposed disclosures for tangible book value.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Asst Chief Accountant